Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust to be added to the S&P/TSX 60

     CALGARY, Dec. 18 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC"
or the "Trust") is pleased to announce its inclusion in the S&P/TSX 60 index.
This change will be effective Monday, December 22, at market open and is a result of the S&P/TSX December quarterly review.
     The S&P/TSX 60 is a capitalization-weighted index offering exposure to 60 large-cap Canadian companies in various industries. The S&P/TSX 60 represents a core component of Canadian indices.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.9 billion. The
Trust expects full year 2008 oil and gas production to average approximately
65,000 barrels of oil equivalent per day from six core areas in western
Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and
ARC Resources exchangeable shares trade under the symbol ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:01e 18-DEC-08